SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 333-3954

                           NOTIFICATION OF LATE FILING

(Check One):   |_| Form 10-K   |_| Form 11-K   |_| Form 20-F  |X| Form 10-Q
               |_| Form N-SAR
For Period Ended: June 30, 1999
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|_|  Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K
         For the Transition Period Ended:_______________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

    IMC Mortgage Company
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Full Name of Registrant, Former Name if Applicable

    5901 East Fowler Avenue
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Address of Principal Executive Office (Street and Number)

    Tampa, Florida  33617
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City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check appropriate box)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Since June 1999, the Registrant has been involved in the negotiation of a sale of its mortgage loan servicing and origination business to CitiFinancial Mortgage Company. An asset purchase agreement was executed on July 13, 1999 and approved by the Registrant's Board of Directors on July 30, 1999. Following execution of the asset purchase agreement, the Registrant began preparing a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, which was filed with the Securities and Exchange Commission on August 12, 1999. These activities have taken substantial time and resources, which ordinarily would be used to prepare the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1999, and have caused the Registrant to be unable to complete this Form 10-Q on or before the date on which it is required to be filed without unreasonable effort or expense. The Registrant believes at this time that its Form 10-Q will be filed within the grace period provided for under Rule 12b-25.


                                     PART IV
                                OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification

           Stuart Marvin                (813)               984-2548
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            (Name)                    (Area Code)       (Telephone Number)

            (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No


            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            As more fully described in the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and the Quarterly Report on Form 10-Q for the period ended March 31, 1999, since September 1998, the Registrant has been materially and adversely affected by significant and adverse conditions in the equity, debt and asset-backed capital markets. These adverse conditions have caused the Registrant in the three months ended December 31, 1998 and March 31, 1999 to realize significant net losses. The Registrant believes that these continuing adverse conditions, among other things, will result in similar significant net losses for the three months ended June 30, 1999.

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                              IMC Mortgage Company
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 12, 1999                By: /s/ Stuart Marvin
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                                        Stuart Marvin, Chief Financial Officer

            Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

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